EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Soligenix, Inc. (the “Company”) on Form S-1 to be filed on or about September 19, 2025 of our report dated March 21, 2025, on our audits of the financial statements as of December 31, 2024 and 2023 and for each of the years then ended, which report is included in the Registration Statement.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ Cherry Bekaert LLP

CHERRY BEKAERT LLP
Tampa, Florida
September 19, 2025